EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

September 30, 2013

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
Unaudited – Expressed in Canadian Dollars

ASSETS	September 30, 2013	December 31, 2012

Current
Cash and cash equivalents (Note 3)	$13,137,110	$21,699,983
Investments (Note 5)	1,276,026	1,585,022
Receivables (Note 6)	1,071,698	1,032,058
Prepaid expenses	184,866	204,491
Total current assets	15,669,700	24,521,554

Non-current
Restricted cash (Note 4)	470,193	77,519
Investments (Note 5)	280,000	-
Property and equipment (Note 7)	1,321,388	1,576,982
Investment in associated companies (Note 8)	4,465,410	3,002,101
Exploration and evaluation assets (Note 9)	3,743,104	4,940,941
Royalty interest (Note 10)	34,186,700	38,738,592
Reclamation bonds (Note 11)	713,602	488,522
Goodwill (Note 12)	9,270,250	8,970,514
Other assets (Note 13)	146,604	159,062
Total non-current assets	54,597,251	57,954,233

TOTAL ASSETS	$70,266,951	$82,475,787

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 14)	$1,057,356	$1,549,713
Income taxes payable	-	228,085
Advances from joint venture partners (Note 15)	297,473	40,901
Total current liabilities	1,354,829	1,818,699

Non-current
Deferred income tax liability	10,384,220	12,288,419

TOTAL LIABILITIES	11,739,049	14,107,118

SHAREHOLDERS' EQUITY
Capital stock (Note 16)	115,460,469	114,414,001
Commitment to issue shares (Note 16)	1,149,027	1,097,192
Reserves	9,760,058	8,856,844
Deficit	(67,841,652)	(55,999,368)
TOTAL SHAREHOLDERS' EQUITY	58,527,902	68,368,669

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$70,266,951	$82,475,787

Nature of operations (Note 1)

Events after the reporting date (Note 21)

Approved on behalf of the Board of Directors on November 12, 2013:

Signed: “David M Cole”	Director	Signed: “George Lim”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
Unaudited – Expressed in Canadian Dollars

	Three month	Three month	Nine month	Nine month
	period ended	period ended	period ended	period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

ROYALTY INCOME (Note 10)	$601,860	$552,248	$2,117,390	$552,248
Cost of sales
Gold tax	(30,084)	(27,612)	(104,715)	(27,612)
Depletion	(404,547)	(355,704)	(1,261,131)	(355,704)
Net royalty income	167,229	168,932	751,544	168,932
	-
EXPLORATION EXPENDITURES (Note 9)	2,298,244	3,541,622	8,107,419	9,836,164
Less: recoveries	(1,446,828)	(881,560)	(5,230,800)	(4,310,566)
Net exploration expenditures	851,416	2,660,062	2,876,619	5,525,598

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	269,296	184,373	775,196	945,933
Depreciation (Note 7)	33,097	55,745	97,938	84,310
Investor relations and shareholder information	52,772	131,096	227,517	311,625
Professional fees	141,115	87,392	410,117	476,045
Salaries and consultants	473,655	787,224	1,788,591	1,920,130
Share-based payments (Note 16)	150,993	964,063	472,956	1,754,463
Transfer agent and filing fees	8,405	63,883	114,639	275,843
Travel	75,485	143,653	162,864	393,278
Total general and administrative expenses	1,204,818	2,417,429	4,049,818	6,161,627

Loss from operations	(1,889,005)	(4,908,559)	(6,174,893)	(11,518,293)

Change in fair value of fair value through profit or	(344,700)	28,302	(922,748)	(663,586)
loss investments
Equity loss on investments in associated companies	(618,545)	(179,676)	(1,311,261)	(629,678)
(Note 8)
Foreign exchange gain (loss)	(101,288)	(105,263)	1,906	(108,256)
Realized gain (loss) on sale of investments	(44,008)	-	57,070	31,702
Interest income	33,206	136,035	188,529	292,760
Lease income	20,468	-	20,468	-
Gain (loss) on sale of foreign exploration licences and	205,940	(38,299)	205,940	(38,299)
permits (Note 9)
Loss on sale of property and equipment	(11,598)	-	(11,598)	-
Option payments received	-	-	-	80,216
Transaction costs related to the Bullion Monarch	-	(185,187)	-	(783,322)
acquistion
Write-off of exploration and evaluation assets (Note	(1,069,152)	(1,362,723)	(1,069,152)	(1,362,723)
9)
Impairment charge (Note 10)	(4,765,511)	-	(4,765,511)	-

Loss before income taxes	(8,584,193)	(6,615,370)	(13,781,250)	(14,699,479)
Income tax expense	(94,026)	-	(474,417)	-
Deferred income tax recovery	2,042,658	65,370	2,413,383	65,370

Loss for the period	$(6,635,561)	$(6,550,000)	$(11,842,284)	$(14,634,109)

Basic and diluted loss per share	$(0.09)	$(0.12)	$(0.16)	$(0.26)

Weighted average number of common shares outstanding	72,520,344	55,995,523	72,371,420	55,935,233

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
Unaudited – Expressed in Canadian Dollars

	Three month	Three month	Nine month	Nine month
	period ended	period ended	period ended	period ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Loss for the period	$(6,635,561)	$(6,550,000)	$(11,842,284)	$(14,634,109)
Other comprehensive gain
Loss on available-for-sale investments	(200,000)	-	(200,000)	-
Currency translation adjustment	(867,798)	-	1,065,299	-

Comprehensive loss for the period	$(7,703,359)	$(6,550,000)	$(10,976,985)	$(14,634,109)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
Unaudited – Expressed in Canadian Dollars

	Nine month period ended	Nine month period ended
	September 30, 2013	September 30, 2012
Cash flows from operating activities
Loss for the period	$(11,842,284)	$(14,634,109)

Items not affecting operating activities:
Interest income	(188,529)	(292,760)
Unrealized foreign exchange effect on cash and cash equivalents	(88,049)	-

Items not affecting cash:
Change in fair value of fair value through profit or loss investments	922,748	663,586
Commitment to issue bonus shares	567,125	862,187
Bonus shares issued as performance bonuses	17,500	153,380
Shares received from joint venture partners included in exploration recoveries	(252,300)	-
Loss on sale of property and equipment	11,598	-
Depreciation (Note 7)	219,870	355,704
Depletion of royalty interest	1,261,131	1,361,903
Impairment charge	4,765,511	-
Gain on sale of investments	(57,070)	(31,702)
Share of loss in investments in associated companies	1,311,261	629,678
Income tax expense	474,417	(65,370)
Deferred income tax recovery	(2,413,383)	-
Unrealized foreign exchange (gain) loss	1,083	(7,805)
Write-off of exploration and evaluation assets	1,069,152	1,362,723
Changes in non-cash working capital items:
Receivables	(39,640)	(105,402)
Prepaid expenses	(74,401)	14,242
Accounts payable and accrued liabilities	(1,100,832)	(476,437)
Advance from joint venture partners	256,572	(1,084,700)
Total cash used in operating activities	(5,178,520)	(11,294,882)
Cash flows from investing activities
Acquisition of exploration and evaluation assets, and option payments received	101,185	(101,553)
Acquisition of Bullion Monarch	-	(4,279,433)
Cash acquired in acquisition of Bullion Monarch	-	318,378
Interest received on cash and cash equivalents	188,529	292,760
Purchase of investments	(1,217,979)	(1,017,700)
Proceeds from sale of investments	660,003	718,275
Proceeds from sale of other assets	12,458	-
Purchase of royalty interest	(200,000)	-
Purchase of investments in associated companies	(2,774,570)	(1,314,744)
Restricted cash	(392,674)	(154,466)
Net proceeds from purchase and sale of property and equipment	24,126	(1,252,576)
Reclamation bonds	(225,080)	(31,186)
Total cash used in investing activities	(3,824,002)	(6,822,245)
Cash flows from financing activities
Proceeds from options exercised	351,600	974,020
Proceeds from warrants exercised	-	1,898,995
Total cash provided by financing activities	351,600	2,873,015

Effect of exchange rate changes on cash and cash equivalents	88,049	-

Change in cash and cash equivalents	(8,562,873)	(15,244,112)
Cash and cash equivalents, beginning	21,699,983	41,371,968
Cash and cash equivalents, ending	$13,137,110	$26,127,856

Supplemental disclosure with respect to cash flows (Note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
Unaudited – Expressed in Canadian Dollars

				Reserves
					Cumulative
	Number of		Commitment Share-based		translation
	common shares	Capital stock to issue shares		payments	adjustment	Deficit	Total
Balance as at December 31, 2012	72,051,872	$114,414,001	$1,097,192	$8,456,369	$400,475	$(55,999,368)	$68,368,669
Shares issued as bonus shares	251,168	515,283	(515,283)	-	-	-	-
Shares issued on exercise of stock options	345,000	351,600	-	-	-	-	351,600
Share based payments	10,000	17,500	-	-	-	-	17,500
Reclassification of fair value of options exercised	-	162,085	-	(162,085)	-	-	-
Commitment to issue shares	-	-	567,118	-	-	-	567,118
Foreign currency translation adjustment	-	-	-	-	1,065,299	-	1,065,299
Loss for the period	-	-	-	-	-	(11,842,284)	(11,842,284)
Balance as at September 30, 2013	72,658,040	$115,460,469	$1,149,027	$8,294,284	$1,465,774	$(67,841,652)	$58,527,902

				Reserves
					Cumulative
	Number of		Commitment Share-based		translation
	common shares	Capital stock to issue shares		payments	adjustment	Deficit	Total

Balance as at December 31, 2011	51,875,118	$77,122,016	$495,645	$7,258,987	$-	$(35,097,315)	$49,779,333
Shares issued on acquisition of Bullion Monarch	17,712,189	32,059,062	-	102,653	-	-	32,161,715
Shares issued as bonus shares	427,000	981,540	(981,540)	-	-	-	-
Shares issued on exercise of stock options	594,000	974,020	-	-	-	-	974,020
Shares issued on exercise of warrants	949,497	1,898,995	-	-	-	-	1,898,995
Shares issued on acquisition of mineral property	62,398	128,122	-	-	-	-	128,122
Reclassification of fair value of options exercised	-	535,153	-	(535,153)	-	-	-
Share based payments	-	-	-	1,361,903	-	-	1,361,903
Commitment to issue shares	-	-	862,187	-	-	-	862,187
Foreign currency translation adjustment	-	-	-	-	(186,329)	-	(186,329)
Loss for the period	-	-	-	-	-	(14,634,109)	(14,634,109)
Balance as at September 30, 2012	71,620,202	$113,698,908	$376,292	$8,188,390	$(186,329)	$(49,731,424)	$72,345,837

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

1. NATURE OF OPERATIONS

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries are engaged in the acquisition, exploration and evaluation of mineral assets in Turkey, Haiti, Europe, U.S.A. and the Asia Pacific region, and the investment in a royalty income stream in Nevada, U.S.A. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol of “EMX” and on the NYSE MKT under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assume that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Management believes it has sufficient funding for operations for the ensuing year, which results in the going concern assumption being an appropriate underlying concept for the preparation of these condensed consolidated interim financial statements.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these condensed consolidated interim financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on its exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of its exploration and evaluation assets.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2012.

Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2012. On January 1, 2013, the following pronouncements came into effect:

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (Continued)

its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 11 Joint Arrangements (“IFRS 11”) supersedes IAS 31 Interests in Joint Ventures and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28 Investments in Associates and Joint Ventures (amended in 2011) (“IAS 28”). The Company has not entered into any joint arrangements and has concluded that the adoption of IFRS 11 did not result in any changes in the accounting for its joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) contains the disclosure requirements for entities that have interests in in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structure entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate that nature, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows. Given the nature of the Company’s interest in other entities, the amendments did not have an impact on the Company’s financial position or performance.

IFRS 13 Fair Value Measurement (“IFRS 13”) provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

Amendments to IAS 1 Presentation of Financial Statements

These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

Significant Accounting Policies and Interpretations Issued but not yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

Accounting Standards Issued and effective for annual reporting periods beginning on or after January 1, 2015:

IFRS 9, Financial Instruments replaces the current standard IAS 39 Financial Instruments: Recognition and Measurement, replacing the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value.

The Company has initially assessed that there will be no material reporting changes as a result of adopting the above new standard; however, enhanced disclosure requirements is expected.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

3. CASH AND CASH EQUIVALENTS

Cash consists of deposits at banks earning interest at floating rates based on daily bank deposit rates and cash on hand. Cash equivalents consist of short-term deposits with maturities less than 90 days.

	September 30, 2013	December 31, 2012
Cash	$3,702,709	$6,891,326
Short-term deposits	9,434,401	14,808,657
Total	$13,137,110	$21,699,983

4. RESTRICTED CASH

At September 30, 2013, the Company classified $470,193 (December 31, 2012 - $77,519) as restricted cash. This amount is comprised of $148,335 (December 31, 2012 - $Nil) held as collateral for its corporate credit cards, $50,960 (December 31, 2012 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $270,898 (December 31, 2012 -$26,559) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in Haiti and Sweden.

5. INVESTMENTS

At September 30, 2013, the Company had the following investments:

		Accumulated
September 30, 2013	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$2,567,654	$(1,291,628)	$1,276,026

Available-for-sale
Marketable securities	480,000	(200,000)	280,000
Total investments	$3,047,654	$(1,491,628)	$1,556,026

At December 31, 2012, the Company had the following investments:

		Accumulated
December 31, 2012	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	2,152,636	(567,614)	1,585,022
Total investments	$2,152,636	$(567,614)	$1,585,022

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

6. RECEIVABLES

The Company’s receivables arise from royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	September 30, 2013	December 31, 2012
Royalty income receivable	$215,199	$461,631
Refundable taxes	305,983	344,362
Recoverable exploration expenditures and advances	540,709	216,066
Other	9,807	9,999
Total	$1,071,698	$1,032,058

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	September 30, 2013	December 31, 2012
Canadian dollars	$72,120	$198,612
US dollars	685,685	585,477
Turkish lira	218,649	131,172
Swedish krona	92,299	56,572
Other	2,945	60,225
Total	$1,071,698	$1,032,058

7. PROPERTY AND EQUIPMENT

During the nine month period ended September 30, 2013, depreciation of $121,932 (September 30, 2012 - $69,070) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2012	$116,986	$222,684	$129,207	$370,937	$615,302	$552,277	$2,007,393
Additions	-	1,718	1,970	-	-	-	3,688
Disposals and derecognition	-	(8,712)	(372)	(48,525)	-	-	(57,609)
As at September 30, 2013	116,986	215,690	130,805	322,412	615,302	552,277	1,953,472
Accumulated depreciation
As at December 31, 2012	71,416	118,771	65,594	88,764	85,866	-	430,411
Additions	25,644	38,880	2,082	67,397	85,867	-	219,870
Disposals and derecognition	-	(8,712)	(372)	(9,113)	-	-	(18,197)
As at September 30, 2013	$97,060	$148,939	$67,304	$147,048	$171,733	$-	$632,084
Net book value
As at December 31, 2012	$45,570	$103,913	$63,613	$282,173	$529,436	$552,277	$1,576,982
As at September 30, 2013	$19,926	$66,751	$63,501	$175,364	$443,569	$552,277	$1,321,388

8. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 49% equity investment in a private Turkish company with Chesser Resources Ltd, an Australian Stock Exchange listed Exploration Company. At September 30, 2013, the Company’s investment in the joint venture was $Nil (December 31, 2012 - $Nil). The Company’s share of the net loss of the joint venture for the nine month period ended September 30, 2013 was $Nil (September 30, 2012 - $81,171).

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

8. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

The Company also has a 41.13% equity investment in IG Copper Inc. (“IGC”). At September 30, 2013, the Company has paid $6,829,309 towards its investment. At September 30, 2013, the Company’s investment less its share of accumulated equity losses was $4,465,410 (December 31, 2012 - $3,002,101). The Company’s share of the net loss for the nine month period ended September 30, 2013 was $1,311,216 (September 30, 2012 - $548,507).

The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

As at September 30, 2013, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

September 30, 2013	Turkish Co	IGC
Aggregate assets	$103,268	$6,600,088
Aggregate liabilities	(94,019)	(1,277,895)
Income (loss) for the period	73,851	(3,383,668)
The Company's ownership %	49.00%	41.13%
The Company's share of gain (loss) for the period	-	(1,311,261)

As at December 31, 2012, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2012	Turkish Co	IGC
Aggregate assets	$104,210	$4,954,888
Aggregate liabilities	(88,617)	(343,378)
Loss for the period	(249,627)	(3,467,829)
The Company's ownership %	49.00%	30.66%
The Company's share of loss for the year	(81,171)	(1,063,236)

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

9. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At September 30, 2013 and December 31, 2012, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	September 30, 2013	December 31, 2012
Asia Pacific	Various	$100,597	$698,124
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Golcuk property	7,174	34,674
	Trab	78,587	78,587
United States	Cathedral Well, Nevada	-	419,300
of America	Jasper Canyon, Arizona	235,856	235,856
	Mineral Hill, Wyoming	262,062	262,062
	Red Hills, Arizona	160,965	314,475
	Richmond Mountain, Nevada	262,062	262,062
	Silver Bell, Arizona	471,711	471,711
	Superior West, Arizona	1,179,280	1,179,280
	Yerington, Nevada	393,095	393,095

Total		$3,743,104	$4,940,941

During the nine month period ended September 30, 2013 the Company wrote-off previously capitalized acquisition costs of $1,069,152 (nine month period ended September 30, 2012 - $1,362,723) of which $419,300 related to the Cathedral Well project in the US and $649,852 related to the Koonenberry project in Australia. All claims for the Cathedral Well project are in good standing and held by the Company, but Management has determined that there was little prospect of significant work on these claims being carried out by the Company or its partners in the foreseeable future. In Australia, the Company completed a restructuring of the Koonenberry tenement package to focus on the highest priority ground and to release itself from a series of significant expenditures and all staged payment commitments. As a result, some of the joint venture agreements have been renegotiated, leaving certain exploration licences either 100% owned or controlled by Eurasian.

Geothermal Assets

In August 2013, the Company sold its geothermal energy assets in Slovakia and Peru to Starlight Geothermal Ltd. (“SGL”) for US$200,000 (received), 50 common shares of SGL (valued at $Nil), and gross royalties from future geothermal energy production, resulting in a gain on sale of $205,940.

Turkey

On June 30, 2013, the Company entered into an option agreement (the "Agreement") to sell the Akarca property in northwest Turkey for a combination of cash payments, gold bullion, work commitments, and a royalty interest. The Agreement gives Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company, the option to acquire EMX's 100% owned subsidiary, AES Madencilik A.S. ("AES Turkey"), a Turkish corporation that controls the Akarca property.

The Agreement requires Çolakoglu to make an up-front payment of US$250,000 (received). In order to exercise the option, Colakoglu must drill at least 5,000 meters by the end of the first year, pay US$500,000 within 18 months and US$4,250,000 over a period of three years, must drill a cumulative 20,000 meters over a period of four years, and must produce a NI 43-101 compliant feasibility study after the sixth year. In addition, Colakoglu must deliver up to 18,000 troy ounces of gold under certain terms and conditions. The Company will retain a 3.5% Net Smelter Return (“NSR”) royalty on any production from the property.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

9. EXPLORATION AND EVALUATION ASSETS (Continued)

United States

In September 2013, the Company, through its wholly owned subsidiary Bronco Creek Exploration Inc., entered into three option agreements to sell the Copper Springs, Copper King, and Red Top projects for a combination of cash payments, work commitments, and common shares. The agreements grant Desert Star Resources Ltd. (“Desert Star”), a TSX-V listed company, the option to acquire a 100% interest in each of the projects.

Desert Star’s earn-in requirements for each of the three projects consist of the following:

Upon TSX-V approval, delivering 350,000 common shares of Desert Star (a total of 1,050,000 received);

Incurring a minimum of US$5,000,000 in exploration expenditures by the seventh anniversary of the signing date, and

Making additional milestone payments to the Company consisting of:

Advance Minimum Royalty (“AMR”) payments totaling the value of 220,000 lbs of copper by the fifth anniversary of the signing date and the value of 80,000 lbs of copper annually thereafter until commencement of production, to be credited against 80% of each payment of EMX’s NSR royalty upon production, and

A payment of $30,000 upon completion of 1,000 meters of drilling and additional AMR payments totaling the value of 510,000 lbs of copper tied to completion of a preliminary economic assessment, pre- feasibility study, production decision, and commencement of production. The terms include a payment based upon the known copper reserves at the time of completion of the feasibility study of 0.25% of the value of each pound of copper up to 500,000,000 lbs and 0.05% of the value of each pound of copper over 500,000,000 lbs.

EMX will retain a 2.5% NSR royalty which Desert Star has the option to purchase 0.5%NSR of the NSR for US$2,500,000.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

9. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the nine month period ended September 30, 2013, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

* Significant components of “Other” exploration expenditures for the nine months ended September 30, 2013 were Brazil - $541,865; Georgia - $132,629; Haiti - $247,607, and Austria - $131,371.
** During the nine month period ended September 30, 2013, the Company received from Dedeman Madencilik San.Vetic A.S. US$200,000 in advance royalty payments that were due August 7, 2011 and August 7, 2012.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

9. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration Expenditures (continued)

During the nine month period ended September 30, 2012, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

*Significant components of “Other” exploration expenditures for the nine months ended September 30, 2012 include Haiti - $337,196, Georgia - $148,667, Kyrgyz Republic -$100,513, and Geothermal activities - $208,464.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

10. ROYALTY INTEREST

Changes in royalty interest for the nine month period ended September 30, 2013:

Opening Balance, December 31, 2012	$38,738,592
Adjusted for:
Additions	200,000
Depletion	(1,261,131)
Impairment charge	(4,765,511)
Cumulative translation adjustments	1,274,750

Ending Balance, September 30, 2013	$34,186,700

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the nine month period ended September 30, 2013, $2,117,390 (September 30, 2012 - $552,248) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Brestovac-Metovnica Permit

In September 2013, the Company purchased the commitment to a non-producing 0.5% NSR on the Metovnica portion of the Brestovac-Metovnica Permit located in Serbia from Euromax Resources Ltd for $200,000. EMX currently owns a 2% NSR royalty on gold and silver production, and a 1% NSR royalty on other metals or minerals on the Brestovac portion of the permit.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets requires that we estimate the fair value less cost of disposal of these assets. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices, foreign exchange rates, discount rates, and Net Asset Value (“NAV”) multiples.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. As a result of the decline in the price of gold and in the production of gold from the Carlin Trend Royalty Claim Block, the Company revised the gold price to an estimated long-term price of US$1,300 per ounce from US$1,500 to US$1,700 per ounce and an estimated annual gold production of 2,200 ounces from 3,000 ounces. The Company applied a more favorable discount rate on the NAV multiple based on observed market conditions. As a result of these changes, the Company recorded $4,765,511 (2012 - $Nil) in impairment charges for the nine months ended September 30, 2013 related to the Carlin Trend Royalty Claim Block. In addition, due to the tax effects of the above-mentioned impairment, the Company recorded a decrease in deferred tax liabilities of $1,779,707 with a corresponding entry to deferred income tax recovery.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that the Company has no decommissioning or restoration provisions related to the properties as of September 30, 2013 (December 31, 2012 - $Nil).

	September 30, 2013	December 31, 2012
United States of America - various properties	$458,276	$230,880
Turkey - various properties	179,254	184,256
Australia - various properties	68,188	73,386
Europe - various properties	7,884	-
Total	$713,602	$488,522

12. GOODWILL

Goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Change in goodwill for the nine month period ended September 30, 2013:

Opening Balance, December 31, 2012	$8,970,514
Adjusted for:
Cumulative translation adjustment	299,736

Ending Balance, September 30, 2013	$9,270,250

13. OTHER ASSETS

Other assets consist of native gold that the Company has purchased for marketing purposes. During the nine month period ended September 30, 2013, the Company sold some native gold for gross proceeds of $12,458 which equaled its cost.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2013	December 31, 2012
Accounts payable	$892,473	$978,960
Accrued liabilities	164,883	570,753
Total	$1,057,356	$1,549,713

15. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	September 30, 2013	December 31, 2012
Haiti	$5,550	$5,550
Sweden	265,230	20,932
U.S.A.	26,693	14,419
Total	$297,473	$40,901

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

16. CAPITAL STOCK

Authorized

As at September 30, 2013, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

For the nine month period ended September 30, 2013, the Company issued:

  251,168 bonus shares valued at $515,233 to officers, employees and consultants of the Company applied to commitment to issue shares;
  345,000 common shares for gross proceeds of $351,600 pursuant to the exercise of stock options; and
  10,000 common shares value at $17,500 as employment compensation.

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the nine month period ended September 30, 2013, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2012	4,798,700	2.26
Exercised	(345,000)	1.02
Cancelled / expired	(448,000)	2.37

Number of options outstanding and exercisable as at September 30, 2013	4,005,700	$2.36

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

16. CAPITAL STOCK (Continued)

Stock Options (continued)

The following table summarizes information about the stock options which were outstanding and exercisable at September 30, 2013:

Date Granted	Number of Options	Exercisable	Exercise Price	Expiry Date

December 19, 2008	10,000	10,000	1.00	December 19, 2013
May 22, 2009	10,000	10,000	1.20	May 22, 2014
February 8, 2010	150,000	150,000	1.74	February 8, 2015
May 7, 2010	922,500	922,500	2.18	May 7, 2015
June 7, 2010	23,000	23,000	2.05	June 7, 2015
September 2, 2010	38,200	38,200	2.21	September 2, 2015
November 10, 2010	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
July 19, 2011	1,221,000	1,221,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	40,000	40,000	2.10	December 11, 2016
July 5, 2012	80,000	80,000	1.96	July 5, 2017
August 22, 2012	951,500	951,500	1.94	August 22, 2017
October 16, 2012	82,000	82,000	2.44	October 16, 2017

Total	4,005,700	4,005,700

Share-based Payments

During the nine month period ended September 30, 2013, the Company recorded aggregate share-based payments of $584,618 (September 30, 2012 - $2,224,090) as they relate to the fair value of options granted, fair value of performance bonus shares, and the accrual for the fair value of bonus shares granted.

	General and
	Administrative	Exploration
Nine months ended September 30, 2013	Expenses	Expenditures	Total

Commitment to issue bonus shares	$455,456	$111,662	$567,118
Shares issued as employment compensation	17,500	-	17,500
	$472,956	$111,662	$584,618

	General and
	Administrative	Exploration
Nine months ended September 30, 2012	Expenses	Expenditures	Total

Commitment to issue bonus shares	$838,090	$24,097	$862,187
Fair value of options granted	916,373	445,530	1,361,903
	$1,754,463	$469,627	$2,224,090

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

16. CAPITAL STOCK (Continued)

Warrants

During the nine month period ended September 30, 2013, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2012	13,265,138	$3.70
Expired	(4,089,605)	3.54
Balance as at September 30, 2013	9,175,533	$3.77

As at September 30, 2013, the following share purchase warrants were outstanding and exercisable:

	Number of Warrants	Exercise Price		Expiry Date
Private placement, March 12, 2010	1,919,633	$2.88		March 12, 2015
Private placement, November 8, 2010	6,200,000	4.00	(1)	November 8, 2015
Private placement, November 12, 2010	800,000	4.00	(2)	November 12, 2015
Finders warrants, November 8, 2010	255,900	4.00	(1)	November 8, 2015
Total	9,175,533

(1)	$3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date.
(2)	$3.50 per share on or before November 12, 2011, and the price escalates $0.50 per year on the anniversary date.

17. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the nine month period ended September 30, 2013	Salary or Fees	Payments	Total
Management	$671,749	$336,685	$1,008,434
Outside directors	123,000	32,767	155,767
Seabord Services Corp. *	336,600	-	336,600
Total	$1,131,349	$369,452	$1,500,801

		Share-based
For the nine month period ended September 30, 2012	Salary or Fees	Payments	Total
Management	$505,754	$879,670	$1,385,424
Outside directors	54,000	149,475	203,475
Seabord Services Corp. *	358,200	-	358,200
Total	$917,954	$1,029,145	$1,947,099

* Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the board of directors of the Company. Seabord provides a chief financial officer, a corporate secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in accounts payable and accrued liabilities is $47,286 (December 31, 2012 - $50,020) owed to key management personnel and $Nil (December 31, 2012 - $Nil) to other related parties.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

18. SEGMENTED INFORMATION

The Company operates within the resource industry. At September 30, 2013 and December 31, 2012, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	September 30, 2013	December 31, 2012
Asia Pacific	$100,597	$698,124
Sweden	437,755	437,755
Turkey	239,721	267,221
United States of America	2,965,031	3,537,841
Total	$3,743,104	$4,940,941

PROPERTY AND EQUIPMENT	September 30, 2013	December 31, 2012
Asia Pacific	$110,770	$185,617
Brazil	35,680	35,680
Canada	18,693	28,931
Georgia	12,244	16,510
Haiti	13,457	17,675
Sweden	17,182	35,068
Turkey	81,365	120,535
United States of America	1,031,997	1,136,966
Total	$1,321,388	$1,576,982

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion are part of a cash generating unit located in the United States, except $200,000 in royalty interest held in Serbia.

19. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at September 30, 2013, the Company had working capital of $14,314,871 (December 31, 2012 - $22,702,855). Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

19. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at September 30, 2013, there were no changes in the levels in comparison to December 31, 2012. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$13,137,110	$-	$-	$13,137,110
Fair value through profit or loss
investments	1,276,026	-	-	1,276,026
Restricted cash	470,193	-	-	470,193
Available for sale investments	280,000			280,000
Total	$15,163,329	$-	$-	$15,163,329

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams and recovery of exploration evaluation costs.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

19. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Market Risk (continued)

Based on the September 30, 2013 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $150,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables and other short term assets, and accounts payable and accrued liabilities to foreign exchange risk as at September 30, 2013 is as follows:

Accounts	USD amount
Cash and cash equivalents	$1,527,749
Receivables and other short term assets	1,534,577
Accounts payable and accrued liabilities	(722,477)
Total	$2,339,849

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations is considered immaterial.

Based on the above net exposure as at September 30, 2013, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $23,000 in the Company’s pre-tax profit or loss.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Unaudited - Expressed in Canadian Dollars
For the Nine Month Period Ended September 30, 2013

20. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the nine month period ended September 30, 2013 included:

a.	Reclassification of $162,085 of share based payment reserve to share capital from the exercise of options;

b.	Issuance of 251,168 bonus shares valued at $515,283 applied to commitment to issue shares; and

c.	Received 500,000 common shares of Pasinex Resources Limited valued at $27,500 or $0.06 per common share as consideration for the transfer and royalty interest on the Golcuk property in Turkey.

The significant non-cash investing and financing transactions during the nine month period ended September 30, 2012 included:

a.	Reclassification of $535,153 of share based payment reserve to share capital from the exercise of options;

b.	Issuance of 62,398 common shares valued at $128,122 for the acquisition of mineral properties;

c.	Issuance of 427,000 bonus shares valued at $981,540 applied to commitment to issue shares;

d.	Share issued on acquisition of Bullion Monarch; and

e.	Adjusted non-current assets and liabilities for $186,329 related to cumulative translation adjustments.

21. EVENTS AFTER THE REPORTING DATE

Subsequent to September 30, 2013, the Company:

a)

Entered into three exploration and earn-in agreements, through its wholly-owned subsidiary Bronco Creek Exploration Inc., with Savant Explorations Ltd. (TSX-V: SVT) (“Savant”) for the Jasper Canyon, Buckhorn Creek, and Frazier Creek projects. Each of these projects is covered by a separate exploration and earn-in agreement allowing Savant to earn an initial 60% in each project.

b)	Issued 302,169 common shares valued at $657,892 pursuant to the vesting of bonus shares granted to executives and employees of the Company in prior years.